A YEAR OF EXPANSION First Clover Leaf Financial Corp. 2015 Annual Report

mission statement First Clover Leaf Bank will be the premier financial services provider to individuals, businesses and corporations in the communities we serve, while increasing value to all stakeholders through personalized, exceptional service delivered through high-quality products. core values Respect • Integrity • Efficiency Innovation • Enthusiasm Collaboration

Contents Letter to Shareholders 2 Board of Directors 4 Executive & Senior Management Teams 5 Business Banking Group 6 New Clayton Location 7 Mortgage Lending Group 8 Retail Products & Services Expansion 9 Expansion in People 10 15 in ’15 Employee Spotlight 12 Giving Back 14 History Timeline 16 Crossword Puzzle 18 Annual Financial Report 19 First Clover Leaf Financial Corp.

to our shareholders: A YEAR OF EXPANSION! First Clover Leaf Bank and First Clover Leaf Financial enjoyed another great year thanks to the dedication of our employees, our directors and especially our customers. As shareholders, you should be proud of the efforts of your organization to continue to provide a return on your investment, while supporting our communities as a true community bank. The roadmap for our expansion is the First Clover Leaf Bank Strategic Plan 2015 – 2017. Our fastidiousness in following our Strategic Plan has resulted in positive financial results. Net income for the holding company was $4,637,754, representing a 21% increase over 2014. Earnings per share for 2015 were $0.66, compared to 2014 of $0.55, or an increase of 20%. Contributing to this increase was another year of significant loan growth in our commercial portfolio. Total loans for 2015 were $420,463,583, an increase of 4.9% over 2014. And even in this competitive market, we were able to increase our Net Interest Margin from 2.93% in 2014 to 3.09% in 2015, an increase of 5.5%. As we have discussed at previous annual meetings, the St. Louis and Metro East markets are considered one of the top 5 competitive and over-banked markets nationally, which makes our sound growth in loans and margins very satisfying. The total assets of your bank ended the year at $654,874,257, an increase of 7.8% over 2014. And lastly, and perhaps most importantly to readers of this report, the total shareholders’ equity grew from $77,129,893 to $80,273,875 in 2015, an increase of 4.1%. We embarked on a bold new expansion in 2015. We took advantage of an opportunity to expand into the St. Louis commercial lending market and opened a Loan Production Office in Clayton, Missouri. We hired a seasoned banker and commercial lender, Gant Harper, to run our new LPO in July of 2015. The results so far have been tremendous, and the Clayton office has given us new growth opportunities in the valuable Commercial and Industrial segment of lending to help us further diversify. Gerry Schuetzenhofer and Dave Kuhl

Also contributing to our growth was the adoption of a Customer Acquisition & Growth program in our Retail Banking Division. You may have seen our marketing, which centers on providing a modest gift incentive for demand deposit accounts. The results have been impressive, with 1,280 new consumer accounts opened and 236 business accounts. As a comparison, in 2014 we opened only 721 consumer and 156 business accounts. Chad Abernathy and our retail division have truly embraced this new customer acquisition program and made it work. We were very pleased and honored to be highlighted in the St. Louis Business Journal as one of the Best Places to Work. First Clover Leaf Bank was the only bank in the 100 – 249 employees division. What makes this most impressive is that this is judged by what our employees have to say about their work environment through a confidential and voluntary survey. We thank you for your continued support as shareholders and hope to see you at the annual meeting on May 31, 2016 at the LeClaire Room on the N.O. Nelson Campus of Lewis & Clark Community College. Sincerely, P. David Kuhl, President & CEO Gerard A. (Gerry) Schuetzenhofer, Chairman First Clover Leaf Financial Corp.

Meet the Board The Board of Directors of First Clover Leaf Financial and First Clover Leaf Bank is comprised of local business and civic leaders from Madison and St. Clair Counties. Their expertise in guiding the bank is immeasurable. We are fortunate that they give their time and wisdom to execute their fiduciary responsibilities for all our Shareholders. Our Board has been invaluable in helping to draft our Strategic Plan and then working closely with Senior Management to ensure it is followed. We thank our Board for their dedication and guidance. Joseph Gugger Mona Haberer Kenneth Highlander Dave Kuhl Gary Niebur Joseph Stevens Dennis Terry Mary Westerhold Gerry Schuetzenhofer Gerry Schuetzenhofer Wins Lifetime Achievement Award Each year, the Edwardsville/Glen Carbon Chamber of Commerce recognizes an exceptional individual who has made a significant positive impact on the community. The 2015 Lifetime Achievement Award went to Gerry Schuetzenhofer, who has served on our Board of Directors since 2005, and as Chairman since 2012. Gerry Schuetzenhofer has been President of Coldwell Banker Brown Realtors for over 15 years. He is also President of Mortgage Makers, President of Gateway Title Corp., President of Club Centre, Inc., a Managing Partner of Land Trust 1104 and several other development companies. Gerry is very invested in our community and has led many significant achievements for the greater good. Most recently, while Chairman of the Leadership Council’s Military Affairs committee, he spearheaded the nomination process leading to Scott Air Force Base winning the 2013 Abilene Trophy Award. It was the first time our region has won this prestigious award. Gerry is also co-chair of the Leadership Council’s “One Voice, United for Growth” capital campaign, which has successfully raised over $1.3 million for projects and initiatives vital to the future of Madison and St. Clair Counties. First Clover Leaf Bank is grateful to have Gerry Schuetzenhofer as Chairman of the Board, and we congratulate him on his extraordinary accomplishments. achievement

Executive & Senior Management Teams Then & Now We attribute much of the bank’s growth and expansion to our strong leadership team. It’s not only the ideas and strategic plans they develop that lead our expansion, but their collaboration, mutual respect and attention to detail that deliver the results. We’re proud of our leadership team. And because they are such good natured people, they’re showing you how far they’ve come since high school and what they might have become if they hadn’t chosen careers in the financial industry. Dave Kuhl, President and CEO • Experience: 43 years in Financial Services • College Major: Mathematics and Theater Arts • First Career Title: Bookkeeper • Hometown: Litchfield, IL • Backup Career: Actor Dee McDonald, Executive Vice President - Chief Financial Officer • Experience: 29 Years in Financial Services • College Major: Accounting • First Career Title: Staff Accountant • Hometown: Collinsville, IL • Backup Career: Wedding & Events Coordinator Lisa Fowler, Executive Vice President - Chief Credit Officer • Experience: 32 Years in Financial Services • College Major: General Business • First Career Title: Loan Processor • Hometown: Bethalto, IL • Backup Career: Veterinarian or Zoologist Bill Barlow, Executive Vice President - Chief Lending Officer • Experience: 36 Years in Financial Services • College Major: Finance • First Career Title: Assistant Cashier • Hometown: Olney, IL • Backup Career: Race Car Driver Chad Abernathy, Senior Vice President - Chief Retail Officer • Experience: 20 Years in Financial Services • College Major: General Business • First Career Title: Personal Banker • Hometown: Edwardsville, IL • Backup Career: Park Ranger Steve Cooper, Senior Vice President - Senior Commercial Lender • Experience: 27 Years in Financial Services • College Major: Economics • First Career Title: Teller • Hometown: Edwardsville, IL • Backup Career: Lottery Winner Jamie Foster, Senior Vice President - Director of Human Resources • Experience: 10 Years in Financial Services • College Major: M.A., Industrial/ Organizational Psychology • First Career Title: Change Management Analyst • Hometown: Glen Carbon, IL • Backup Career: Fashion Magazine Writer

Business Banking Group Our Business Banking Group has become a vital part of business growth in our area. This team is able to differentiate First Clover Leaf Bank from the big banks by the level of service we provide to local businesses. Each member builds a relationship with their business clients, understands their market and works with the commitment of a financial partner in their businesses. Our team has a “we’ll come to you” approach to serving our business clients and it has paid off in long-term customer loyalty. Business Banking Group (top to bottom / left to right) Bill Barlow, Dennis Terry, Steve Cooper, Paul Abert, Brian Gibson, Abel Anderson, Gant Harper, Lynda Tite, James Demoulin and Tom Netzer Treasury Management Group (top to bottom / left to right) Terri Lowrance, Sharon Leichsenring, and Lara DeGroot

New Clayton, Missouri Location Surpasses All Projections Of all our accomplishments in 2015, our first Missouri expansion with the opening of our Loan Production Office (LPO) in Clayton was our biggest, boldest and most successful. We have a 126-year history in the Metro East, and had already built up name recognition across the Mississippi River in the St. Louis market, due to several years of radio and TV advertising that reached both markets. As the management team of First Clover Leaf Bank reviewed our Strategic Plan and opportunities for growth, we evaluated the demographics of the various submarkets of the St. Louis metropolitan area, which revealed Clayton, Missouri as the ideal location for the bank’s first venture into the St. Louis market. Clayton has a thriving business community and is easily accessible to downtown and the major St. Louis counties. We opened the new Clayton Loan Production Office in July 2015, with a focus on lending to the business community. A key strategy was to identify a banker who was already ingrained in the community to manage the LPO. We identified Gant Harper, a business banking veteran with eight years of experience in Clayton. He came with extensive knowledge and strong business relationships in this market. We exceeded our first year goal by 50% after only six months of operation. Our projections for this office in 2016 are even greater. Because of the overwhelming success of our St. Louis office, we began making plans to convert the LPO to a full service bank branch, which opened on April 1, 2016. Our ability to offer full service banking in this location will allow us to better serve our customers and expand our success in this new market. We are extremely proud of the way our management team worked cohesively to plan the expansion, scout the ideal location and hire the right manager to bring the First Clover Leaf Bank brand into a new market, and to do so with such outstanding results. strategy Commercial Banking Services As our economy continues its upward trend and businesses continue their expansion, our Business Banking Group stands ready to provide solutions to financial challenges. Our Commercial Loans and Treasury Management products are designed to give businesses the control and flexibility they need to achieve success. Our Business Banking and Treasury Management departments support our business clients with a robust line of Commercial Loan Products, Commercial Checking Accounts, Commercial Deposit Services and Treasury Management Services. I am happy about First Clover Leaf Bank’s recent growth and expansion. The business models are working. Hard work pays off. Dr. Paul Nativi, shareholder

Mortgage Lending Group First Clover Leaf Bank continues to be one of the leading mortgage providers in Madison and St. Clair counties. We have three outstanding lenders, who are highly experienced, all working under the supervision of Senior Vice President, Chad Abernathy. We continue to have strong relationships with local builders, real estate agents and chambers of commerce, which provides a continuous source of referrals. Mortgage Products Part of our success in mortgage lending is our ability to offer a wide variety of mortgage products to meet our customers’ needs. Options range from conventional to government loan products, and include a variety of down payment assistance grants and programs. We provide products, services and talent to meet and exceed our customers’ expectations. Easy Access to Any Mortgage What sets this bank apart from other mortgage lenders is our customer-centric business model. We do not limit our customers to traditional “bankers hours,” but provide 24/7 accessibility. Our lending officers do not have a desk job! They spend much of their time out in the community, meeting our busy customers where they live or work, whenever it’s convenient to them. We combine the 24/7 access of online applications, with the personal, face-to-face service of a community bank. And, it’s working. Mortgage Lending Group: (top to bottom / left to right) Marc Kamp, Patty Wooff, Scott Gruber, and Chad Abernathy - Senior VP I like to deal with local businesses because they keep the community vibrant. I see the bank supporting various activities within the community and I think that is important. Ron Winney, shareholder

Retail Products & Services Expansion Acquisition & Growth Strategy Dramatically Increased Checking Accounts In December 2014, First Clover Leaf Bank launched a proactive new customer acquisition and growth strategy that went into full gear in 2015. We engaged consultants who recommended we simplify our deposit products, implement customer service initiatives and add new consumer incentives. Our #1 goal was to acquire new checking accounts, as these are the anchor accounts that lead to most other products. These other products range from mobile banking, online banking, debit and credit cards – all of which are profitable to the bank. Before we engaged our strategy, we typically grew our consumer checking account business by 2% - 5% per year. In 2015, we were able to grow consumer and business checking 13%, which more than doubled the rate of increase. That has boosted the revenue across all our profit centers. We also added Mobile Deposit & Picture Pay, which is a significant move toward more convenient banking services for our busy customers and business clients. This service allows our consumers to make deposits and pay bills easily anywhere, anytime, using their smartphone. We also signed up to participate in Apple Pay, which keeps the bank at the forefront of technology, providing services well before consumers are clamoring for them. While this technology is still in its infancy, and has not been widely adopted, we felt it was important to participate to keep First Clover Leaf Bank “top of wallet.” As more merchants adopt this technology, and consumer demand for it grows, we are positioned to be the credit card they choose to use for Apple Pay. We expect this decision to continue paying off for the bank for many years to come. I sincerely like the professional management team, as well as their customer-focus, which makes it easy to be a shareholder. Because if you take care of the customer, the shareholder value will take care of itself. Frank J. Rebholz III, CPCU, shareholder expansion

Expansion in People In our 126-year history, we have expanded through growth, mergers, new branches and, of course, people. When we first opened for business in 1889, we had two employees and a Board of Directors. One hundred years later, in 1989, we had 22 employees. But it only took another 26 years to quadruple our numbers, and that has a lot to do with our expansions since 2008. By the end of 2015, we had grown to 106 employees. Our employees are incredibly loyal, and many have been with us for decades. We’ve always ensured that as we grow, we continue to hire top quality people, who live our values of trust, loyalty, integrity, commitment and respect. And in turn, we treat them as the highly valued people that they are, which is why we were just recognized as being a great place to work! I know the bank’s leadership is strong and has clearly defined our mission, vision and core values, which guide all employees and move the bank forward to increase value for shareholders. As a shareholder, and also an employee, this is important to me. Cathy Mareing, employee & shareholder First Clover Leaf Bank Recognized as one of the St. Louis Area’s “Best Places to Work” We are honored to have been recognized in the St. Louis Business Journal as one of the “Best Places to Work,” which is an annual recognition of employers, through nominations by their own employees. We were recognized in the medium size category (100 – 149 employees). We know the quality of our employees is what makes First Clover Leaf Bank continue to grow, as they are the ones who interact with our customers daily and know them by name. To most of our customers, our employees are the bank. So, we value and respect each employee and believe that is what creates our very positive work environment. excellence

100 Year Anniversary – 1989 Holiday Picture – 2001 2016 First Clover Leaf Bank Team of 100+ Employees

15 in ’15 Employee Spotlight This year, we are highlighting the 15 employees who have been with us the longest, and letting you know just why they are so valuable to the bank’s success. All of them have been with us over 15 years, some over 20. We think that speaks volumes about your bank! Please meet some of the people who make us who we are: CHAD ABERNATHY SVP and Chief Retail Officer, Goshen Chad is an extremely loyal and dedicated employee with a willingness to do whatever it takes to serve the customer. He established a retail deposit and mortgage loan sales culture to grow the bank. KIM ANDERSON Lead Operations Administrator, Hwy 157 Kim has vast experience on the bank’s Operations team. She is detail-oriented, and is known for being very reliable. She is a key member of our Operations team, where detail in successfully processing customer transactions is key! BARB BLACKMON, Operations Clerk, Hwy 157 Barb started as a teller, then joined our Operations team, where detail in processing customer transactions is essential. She has proven to be a highly consistent and reliable team member. MARGE BROWN Accounting Officer AVP, Goshen Marge started as a Loan Clerk, but quickly transitioned to Accounting, where she has been instrumental in adapting the bank from the reporting requirements of a small institution to the requirements of a $650 million bank. DEBBIE DURBIN, Accountant II, Goshen Debbie began her career as a high school co-op student working as a Teller. She has a willingness to learn whatever is needed. Her career has grown with the bank and she now handles accounts payable and the complex regulatory reporting and accounting for our holding company. LISA FOWLER EVP and Chief Credit Officer, Goshen Lisa started as a Chief Lending Officer. Her knowledge of commercial lending structure, laws, regulations, documentation requirements and profitability make her extremely valuable. She successfully transitioned to Chief Credit Officer while maintaining the customer perspective and loan growth. KAREN KIRKOVER Compliance Specialist, Hwy 157 Karen’s experience within the bank is vast. She was a key player in developing, training and rolling out the initial “Know Your Customer” guidelines to our frontline when the regulation was introduced. Karen is crucial in the monitoring of Bank Secrecy Act (BSA) requirements. 15 CHAD ABERNATHY 16 KIM ANDERSON 16 KAREN KIRKOVER 15 BARB BLACKMON 15 MARGE BROWN 36 DEBBIE DURBIN 35 MARY KOKORUDZ 16 LISA FOWLER

MARY KOKORUDZ, Personal Banker, St. Louis Street Mary began as a Loan Processor. She brings value to our customers through her ability to relate and provide solutions to their retail banking needs. She’s a “one stop shop” for her customers. She is known for providing excellent customer service. DIANA KRUCKEBERG Operations Supervisor, Hwy 157 Diana began as a Teller and worked her way up in the organization to an Officer position. She now oversees the bank’s Operations department that is responsible for the day to day processing of our customers’ transactions. DEE MCDONALD EVP and Chief Financial Officer, Goshen Dee is extremely knowledgeable of all things financial. She’s very dedicated and has a can-do attitude. Dee guides the organization through SEC compliance and ongoing public company accounting. She’s an extremely talented Chief Financial Officer and fantastic leader. CATHY MAREING Branch Manager VP, St. Louis Street Cathy started as a Teller and Loan Secretary and moved into Lending before becoming a Branch Manager. She is a great asset to the bank and has helped countless customers with their mortgage loan needs. She treats her customers like family. MELANIE NOLEN Loan Operations Supervisor VP, Goshen Melanie joined as the Corporate Secretary to Dennis Terry. Her dedication and problem-solving skills make her invaluable. Melanie is a true team player, demonstrated by her diligence at keeping support staff cross-trained and informed on changing issues. ANN SCHMIDT, Branch Supervisor and Security Officer AVP, Hwy 157 Ann started as a Teller Supervisor & Security Officer. She supports the bank in many ways, from security needs to complex teller transactions. She’s always willing to take on anything she’s asked to do, and does so with a positive attitude. SANDY STEVENS, Lead Teller, St. Louis Street Sandy’s career at FCLB started as Teller & Loan Secretary. Because of her outstanding customer service skills and tenure at the St. Louis Street Branch, she has become a friendly and familiar face to many customers. DENNIS TERRY, Director of Market Relations and Board Projects, Goshen Dennis began as President and CEO of Clover Leaf Bank, and later moved into the role of Director of Market Relations and liaison to our Board. He was instrumental in guiding the bank through the recent economic downturn, while maintaining profitability. He is responsible for establishing us as a true community bank. 16 DIANA KRUCKEBERG 16 DEE MCDONALD 38 CATHY MAREING 16 MELANIE NOLEN 19 ANN SCHMIDT 19 SANDY STEVENS 16 DENNIS TERRY

Giving Back - Expanding our Impact on the Community First Clover Leaf Bank is actively involved, year-round, in community events. We give back as a bank, and many of our employees give back with their time and talents. We are proud to give our employees the time and space to volunteer their help for the greater good. Here are some highlights from our community involvement in 2015: Halloween Parade As you know, First Clover Leaf Bank has a reputation to protect at the annual Halloween Parade! We’d already won the parade float contest two years in a row, so we spent countless hours building and designing our 2015 float – which took the Grand Champion title again this year! We also hosted our annual party at the St. Louis Street branch, where we invited our Kids Club members and the general public to join us for free pizza, hot chocolate, caramel apples and fun in a bounce house. Wine Tasting This was our second year hosting this event, which raised over $13,000 for Relay for Life. The Wine Tasting event is our signature event to raise money for the American Cancer Society and Relay for Life. Relay for Life The Green Team put a lot of time and muscle into this event, and was awarded the Top Returning Team, Top Corporate Team and the Top Overall Fundraising Team, with a total donation exceeding $20,000. We are proud to say we have participated in the Edwardsville Relay for Life for 14 years. reaching high

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First Clover Leaf Bank™
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**OASIS Crisis Center**

The Green Team conducted a "Spring Cleaning" drive to benefit OASIS, an organization that shelters women and children who are victims of domestic violence. We were able to collect and donate four truckloads of clothing, housewares and toiletries. Several staff members also put together Easter baskets for the children staying at the center.

**Pedal and Paint Tent**

We joined the Edwardsville Arts Center at the Criterium to host the Pedal and Paint Tent. More than 300 kids painted bicycle themed artwork to take home.

**Coats for Kids**

Each year the bank collects and donates coats to kids in need. Bank employees and customers donated coats at our bank facilities. Cash donations were used to purchase new coats from Walmart. This winter we were able to distribute around 200 coats to neighboring school districts and Riverbend Head Start.

**A Better Place to Play**

The bank donated $10,000 to A Better Place to Play, an effort of the Edwardsville/Glen Carbon area to improve our recreational offerings and boost tourism. The funds will help build a Spray & Play Park for children, an Ice Rink/Teen Complex for youth recreational and competitive events and a Sports Park for soccer, baseball and softball fields.

**Mannie Jackson Center for the Humanities Foundation**

The bank made a $10,000 donation to the Mannie Jackson Center for the Humanities Foundation, a unit of Lewis and Clark Community College. The Center promotes mutual understanding and respect amongst people of different cultures, races, ethnicities, religions and other distinctions. The Center attracts people from all over the world to influence social change.


First Clover Leaf Bank™

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History Timeline First Clover Leaf Bank was built on the foundation of its core business values – trust, loyalty, integrity, commitment and respect – which have allowed it to become the strong, solid bank that it is today. JULY 1889 MAY 1945 DEC. 1974 DEC. 2001 JUNE 2005 FOUNDATION OF CLOVER LEAF LOAN At the County Judge’s Room in the Edwardsville City Courthouse, a meeting of the subscribers of the capital stock of Clover Leaf Loan convened to elect a Board of Directors, create company by-laws and adopt a charter. Soon following, the first loan was made to a customer to purchase property on North Buchanan Street in the substantial amount of $500.00. CLOVER LEAF LOAN MERGED WITH HOME BUILDING AND LOAN ASSOCIATION Shortly thereafter, the offices were moved to 148 North Main Street in Edwardsville where they remained for over 25 years. CLOVER LEAF SAVINGS MOVED TO 200 E. PARK STREET This location remained the main office until 2005. CLOVER LEAF STOCK BEGAN TRADING ON PUBLIC EXCHANGE Clover Leaf Bank converted from mutual to stock ownership and its stock began trading on a public exchange. THE NEW FACILITY AT 6814 GOSHEN ROAD WAS COMPLETED The Goshen Branch has become our largest branch, and the headquarters to our retail and business banking operations. There’s no doubt that the consistent, top-notch and friendly service First Clover Leaf Bank provides its customers has contributed to the recent growth and expansion. Jordan Longhi, shareholder progress JULY 2006 JUNE 2008 OCT. 2008 JULY 2014 JULY 2015 CLOVER LEAF BANK MERGED WITH FIRST FEDERAL SAVINGS AND LOAN First Clover Leaf Bank was born out of the merger of these two respected institutions. With this merger over 200 years of banking experience was combined. NEW BRANCH EXPANSION INTO WOOD RIVER This expansion marked the first location outside of Edwardsville. FIRST CLOVER LEAF BANK MERGED WITH PARTNERS BANK NEW BRANCH EXPANSION INTO SWANSEA This expansion marked the first location outside of Madison County, into St. Clair County NEW LOAN PRODUCTION OFFICE EXPANSION INTO ST. LOUIS This expansion marked new growth into the St. Louis market and a new location in Clayton. The bank’s recent expansion is good since it is a community bank, which means the deposits are invested in the community, and that makes it grow. George Willaredt, shareholder

Crossword Puzzle ACROSS 3. Clayton’s business banking veteran 4. Mary Kokorudz is this for her customers 8. Steve Cooper’s college major 9. We won this title at the Halloween Parade 3 years straight 14. How our Business Banking Group differentiates from big banks 15. Mortgage business model that sets the bank apart 19. Dave Kuhl’s college major Bring in this completed crossword puzzle to any of our bank branches for a gift! DOWN 1. Clover Leaf merged with this bank in 2006 2. Lisa Fowler’s hometown 6. Gerry Schuetzenhofer spearheaded the nomination process leading to SAFB winning this 5. Recognition FCLB received from the St. Louis Business Journal 7. The Wine Tasting raises money for this event 10. Our biggest accomplishment in 2015 11. At what event did we host the Pedal and Paint Tent 12. Kim Anderson is known for this quality 13. The month Clover Leaf stock began trading on a Public Exchange 18. Cathy Mareing feels the bank’s leadership is ANSWER KEY: ACROSS: 3. Gant Harper; 4. One stop shop; 8. Economics; 9. Grand Champion; 14. Service; 15. Customer-centric; 19. Mathematics and Theater Arts DOWN: 1. First Federal; 2. Bethalto; 6. Abilene Trophy Award; 5. Best Places to Work; 7. Relay for Life; 10. Clayton Office; 11. Criterium; 12. Reliable; 13. December; 18. Strong

Locations EDWARDSVILLE GOSHEN OFFICE & HEADQUARTERS 6814 Goshen Road Edwardsville, IL 62025 618.656.6122 EDWARDSVILLE - 157 CENTER 2143 Route 157 Edwardsville, IL 62025 618.656.6122 EDWARDSVILLE - DOWNTOWN 300 St. Louis Street Edwardsville, IL 62025 618.656.6122 WOOD RIVER 1046 Madison Avenue Wood River, IL 62095 618.254.8445 HIGHLAND 12551 State Route 143, Suite A2 Highland, IL 62249 618.882.4251 SWANSEA 4101 North Illinois Street Swansea, IL 62226 618.416.7895 CLAYTON 223 South Meramec, Suite #302 Clayton, MO 63105 314.942.2447 Mailing address for all locations: P.O. Box 540, Edwardsville, IL 62025 FIRSTCLOVERLEAFBANK.COM

First Clover Leaf Financial Corp. stock is traded via the NASDAQ capital market under the symbol FCLF. Investor Relations Dee McDonald 6814 Goshen Road P.O. Box 540 Edwardsville, IL 62025 618.656.6122 Legal Counsel Barack Ferrazzano Kirschbaum & Nagelberg LLP 200 West Madison Street Suite 3900 Chicago, IL 60606 312.984.3100 Audit Firm Crowe Horwath LLP One Mid America Plaza Suite 700, P.O. Box 3697 Oak Brook, IL 60522-3697 312.899.7000